Exhibit 99.1

Ardmore Shipping Corporation Announces Refinancing Of Three Vessels

HAMILTON, Bermuda, Dec. 3, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it has signed binding agreements for the refinancing of three vessels.

Ardmore has signed agreements for the sale and leaseback, under a finance lease arrangement, of the Ardmore Exporter and Ardmore Seavanguard, two 2014-built 50,000 Dwt Eco-design MR tankers, with a high-quality financier in China. The lease agreements are for a period of seven years, and the Company has options to repurchase each vessel at various stages prior to maturity.

Additionally, the Company has signed an agreement for the sale and leaseback, under a finance lease arrangement, of the Ardmore Engineer, a 2014-built 50,000 Dwt Eco-design MR tanker, with a high-quality financier in Japan. The lease agreement is for a period of eleven years, and the Company has options to repurchase the vessel at various stages prior to maturity.

The other terms and conditions of the three lease agreements are generally in line with those of Ardmore's existing debt facilities. Both transactions are expected to fund in December 2018 and result in aggregate cash proceeds to the Company of approximately $13 million, net of fees and the prepayment of senior debt secured by the vessels.

Giving effect to these transactions, together with the previously-announced sale and leaseback transactions in October 2018, the Company's cash balance as of September 30, 2018 would have been approximately $66 million on a pro forma basis. The Company expects to write off deferred finance fees of $1 million related to the most recent transactions in the fourth quarter of 2018. The completion of the sale and leaseback transactions announced today are subject to the satisfaction of customary closing conditions under the lease agreements.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented:

"We are once again pleased to have concluded these refinancings on very favorable terms, completing our current phase of sale - leasebacks and thus enhancing our financial flexibility. We are also encouraged by the significant improvement in MR charter rates over the past several weeks. With our conservative balance sheet, strong liquidity position and improving market conditions, we believe Ardmore is well positioned to create significant shareholder value in the anticipated cyclical recovery."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements
The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others: the potential failure to satisfy closing conditions in the lease agreements relating to the sale/leaseback transactions; actual net proceeds from the transactions; potential failure of a product tanker cyclical recovery or of the Company to realize expected related growth opportunity and shareholder value benefits; and those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com